Exhibit (p)(42)

River Canyon Fund Management LLC

Excerpt of Code of Ethics

Policy on Personal Securities Transactions

Last amended August 25, 2015

Personal Securities Transactions	2
Policies and Procedures Regarding Personal Securities Transactions	2.1
Personal Securities Transactions Reporting Requirements	2.2
Summary of Reporting Requirements	2.3
Confidentiality of Personal Securities Transaction Information	2.4
Communication with the Boards of Directors of Reportable Funds	2.5

Appendix A

2.     Personal Securities Transactions

The personal transactions and investment activities of Employees of investment advisory firms, and certain of their family members1 (referred to collectively as “Personal Securities Transactions”), are the subject of various federal securities laws, rules and regulations. The rules and regulations regarding Personal Securities Transactions define Employees with access to certain information as “Access Persons.” Canyon has decided to deem all Employees “Access Persons” and, as a result, all Employees must engage in all personal securities transactions in a manner that avoids a conflict (actual or apparent) between their personal interests and those of Canyon and its Clients. When Employees invest for their own accounts, conflicts of interest may arise between Canyon, Clients’ and the Employee’s interests. The conflicts may include (without limitation):

•	Taking an investment opportunity from a Client for an Employee’s own portfolio,

•	Using an Employee’s advisory position to take advantage of available investments,

•	Front running, for example, by an Employee trading for Employee’s own account before making a similar trade for a Client account, and

•	Taking advantage of information or using Client portfolio assets to affect the market to the Employee’s benefit.

2.1       Policies and Procedures Regarding Personal Securities Transactions

To assure compliance with the securities laws and to avoid potential conflicts of interest (actual or apparent) with its Clients, Canyon has established the following procedures included in the Code with respect to all Employees. The procedures outlined below must be strictly adhered to by all Employees.

A.	Location of Accounts; Reporting Requirements

Employees and Related Persons (as such term is defined in Sub-Section E. below) may not maintain any form of trading or investment account at any broker, dealer, bank or investment adviser unless: (i) the Chief Compliance Officer has approved of the account in writing; (ii) all account positions are disclosed to Canyon; and (iii) trading in the account is subject to the rules and reporting requirements discussed in this Code. Unless excepted in writing, all accounts subject to the Code must be maintained at a broker-dealer approved by the Compliance Department. In addition, unless excepted in writing, all transactions in accounts subject to the Code must be effected through a broker-dealer approved by the Compliance Department. Upon commencement of employment, an Employee must arrange for transfer of any securities and related cash accounts to an approved broker-dealer within 30 days of the date of employment (unless excepted in writing). Where an exception is granted, Employees must still follow all applicable provisions of this Code regarding Personal Securities Transactions including providing Canyon with the name of the broker-dealer firm with which they have their personal accounts and requesting that the broker-dealer send to Canyon, to the attention of the Compliance Department, duplicates of all confirmations and monthly account statements related to the foregoing accounts and transactions. Exceptions to the above requirements will only be granted in unusual circumstances.

1         Family member includes adoptive relationships and means any of the following persons who reside in your household:

spouse	stepparent	son-in-law
child	grandparent	daughter-in-law
stepchild	spouse	brother-in-law
grandchild	sibling	sister-in-law
parent	father-in-law	mother-in-law

Employees are required to report promptly to the Compliance Department any changes in status or location of any account in which they have a beneficial interest as defined below.

B.	General Restrictions

The following restrictions and guidelines apply to Employee Personal Securities Transactions:

1.	Employees and their Related Persons are prohibited from purchasing or selling any form of investment or trading assets (an “Investment Asset”) on the basis of material confidential information, proprietary information, and/or material, non-public information, which is discussed further in Section 3.

2.	No transactions may be made by an Employee or their Related Persons in an Investment Asset on the Restricted List, unless approved by a Managing Partner. For more information on the Restricted List please see Section 3.3 of the Code.

3.	All trades done for personal accounts of Employees and their Related Persons require advance approval either in writing or electronically from the Compliance Department and/or Trading Compliance Officer. Approvals will only be valid on the day the trade was approved. If an approved trade is not effected on that day, the trade will need to be re-approved.

4.	Once a decision has been made to trade in a security on behalf of a Client, Employees and their Related Persons are prohibited from effecting any transaction in such security during the period which begins one business day before and ends two business days after any Client has traded in that security (referred to as the “Black-Out Period”). For example, an employee will be permitted to trade on the third business day after the transaction, typically on the same day the Client trade settles). This restriction does not apply to a security that is excepted from this Code or to broad based market indices.

5.	Employees and their Related Persons are prohibited from investing in any Investment Asset for less than 30 calendar days (please see Policy against Short-Term Trading; 30-Day Holding Period in Section G below).

6.	Absent specific approval, Employees and their Related Persons are prohibited from engaging in speculative trading as opposed to investment activity.

7.	Employees and their Related Persons are generally prohibited from writing naked puts and/or calls, except with respect to broad based market indices.

8.	Interests in a Reportable Fund or a private investment fund advised by Canyon (“Canyon Private Funds”) may be purchased, sold, transferred or redeemed by Employees and their Related Persons only with the prior written approval of the Trading Compliance Officer and a Managing Partner; Employees may not invest in any other private investment fund without the consent of a Managing Partner.

Canyon’s procedures require that the approval must be obtained to sell securities previously acquired even if the acquisition was made prior to becoming an Employee or with Canyon’s approval.

Prior to effecting any securities transaction, all Employees should consider the guidelines and restrictions applicable to trading while in possession of material, non-public information contained in Section 3 of this Code.

C.	Investment Assets

1.	Investment Assets Subject to the Code

The policies and procedures in this Code apply to transactions involving all equity and debt securities, including common and preferred stock, investment and non-investment grade debt securities, investments convertible into or exchangeable for stock or debt securities, or any derivative instrument relating to any such security, including options, warrants and futures, or any interest in a partnership or other entity that invests in any of the foregoing. Additionally, investments in any Reportable Funds are covered by this Code.

Exchange Traded Funds (“ETF”) are not subject to the Black-Out Period, the 30-Day Holding Period, or pre-clearance requirements of the Code. However, ETFs are subject to the reporting requirements of the Code (i.e., initial and annual holding reports and quarterly certifications).

2.	Real Estate Investments Subject to the Code

CPRE Employees are subject to additional restrictions with respect to certain types of real estate investments, including the requirement to pre-clear certain real estate transactions. Please see the Reporting Requirements Table below for a list of such transactions.

3.	Types of Investment Assets Not Subject to the Code

Investments in the following Investment Assets are not subject to the Code.

•	Direct obligations of the U.S. government;

•	Banker’s acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments[2], including repurchase agreements;

•	Shares issued by money market funds; and

2          High quality short-term debt instrument means any instrument that has a maturity at issuance of less than 366 days and that is rated in one of the two highest rating categories by a nationally recognized statistical rating organization (e.g., Moody’s Investors Service).

•	Shares issued by open-end investment companies, with the exception of any Reportable Fund.

D.	Types of Accounts

1.	Accounts Subject to the Code

“Personal Securities Accounts” include the following types of accounts, all of which are subject to this Code:

(a)	Accounts in the Employee’s name;

(b)	Accounts in the name of the Employee’s spouse;

(c)	Accounts in the name of children under the age of 18, whether or not living with the Employee, and family members (see note 1) living with the Employee or for whose support the Employee is wholly or partially responsible (together with the Employee’s spouse collectively referred to as a “Related Person”);

(d)	Accounts in which the Employee or any Related Person directly or indirectly controls, participates in, or has the right to control or participate in, investment decisions, such as family trusts in which the Employee or Related Person is a trustee;
(e)	Accounts in which the Employee or Related Person has direct or indirect Beneficial Ownership[3].

2.	Accounts Not Subject to the Code

Accounts over which the Employee or Related Person does not have direct or indirect influence or control are not subject to the Code. This would typically include accounts managed on a discretionary basis by an outside money manager. The existence of all such accounts must be reported to the Compliance Department and the outside money manager may be asked to confirm this.

3          You should generally consider yourself the “beneficial owner” of any securities in which you have a direct or indirect Pecuniary Interest. Pecuniary Interest in a security means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in such security. As a general rule, you will be regarded as having a pecuniary interest in a security held in the name of your family members. For example, you will likely be deemed to have a pecuniary interest in securities (including the right to require the exercise or conversion of any derivative security such as an option or warrant, whether or not presently exercisable or convertible) held for:

•	Your accounts or the accounts of Related Persons

•	A partnership or limited liability company, if you are or a Related Person is a general partner or a managing member

•	A corporation or similar business entity, if you have or share, or a Related Person has or shares, investment control

•	A trust, if you are or a Related Person is a beneficiary

E.	Approval Requirements and Process

All transactions by Employees (including Related Persons) must receive prior approval (or pre-clearance) from the Compliance Department and the Trading Compliance Officer. Employees must follow the procedures outlined below before effecting any transaction subject to the Code:

1.	The Employee must complete and submit the Request for Personal Securities Transaction form to the Trading Compliance Officer and Compliance Department.

2.	Upon review and approval by the Trading Compliance Officer, the Request for Personal Securities Transaction form will be forwarded to the Compliance Department.

3.	After both the Compliance Department and the Trading Compliance Officer have approved the transaction, the Employee will be notified and will have until the end of the business day to complete the transaction.

Canyon has the right to deny approval for any securities transactions. The fact that approval for a securities transaction is granted or denied is highly confidential and should not be disclosed by the Employee seeking approval to anyone inside or outside Canyon. Personnel should not engage in discussions as to the reasons for the grant or denial of approval except with a Managing Partner. If an Employee believes a denied transaction should have been approved, the Employee must seek the approval of a Managing Partner. All approvals by a Managing Partner will document the specific reason for approving the request.

Stop Loss Orders

Employees will be permitted to use stop loss orders provided the following additional procedures are followed:

1.	An employee must hold his position for a minimum of 30 days prior to submitting a stop loss order,

2.	Each stop loss order, and any changes or amendments thereto, must be pre-cleared in the same manner as any other trade,

3.	The Black-Out Period will only apply to date on which the stop loss order is approved and not to the date on which the stop loss order is executed unless the stop loss order is executed within two days of approval. For example, if a stop loss order is approved on Monday and the order is executed on Tuesday and the firm trades in the same name on Tuesday, the trade will need to be reversed. If, however, a stop loss order is approved on Monday and the order is executed on following Tuesday and the firm trades in the same name on that Tuesday, the trade will NOT need to be reversed.

Trades on Foreign Exchanges

As noted above, pre-clearances are only good for the trading day on which the pre-clearance is approved. However, due to the timing differences between our hours of operations and the hours of operations of foreign exchanges, pre-clearances will be valid until the end of the next trading day on that foreign exchange.

Canyon Capital Advisors (Europe) Limited

As noted above, pre-clearances are only good for the trading day on which the pre-clearance is approved. However, due to the timing differences between our hours of operations and the hours of operations of Canyon Capital Advisors (Europe) Limited, pre-clearances will be valid until the end of the next trading day on either the US or foreign exchange, as applicable.

F.	Public Offerings and Limited Offerings

1. The following general restrictions apply to Employees and Related Persons:

Restricted Investments Security Type	Purchase	Sale
Initial Public Offerings (IPOs) (An IPO[4] is a corporation’s first offering of a security representing shares of the company to the public.)	PERMITTED – Subject to advance written approval by the Trading Compliance Officer and a Managing Partner.	PERMITTED – Subject to advance written approval by the Trading Compliance Officer and a Managing Partner.
Limited Offerings* (A limited offering[5] is an offer or sale of any security by a brokerage firm not involving a public offering, for example, a venture capital deal.)	PERMITTED – Subject to advance written approval by the Trading Compliance Officer and a Managing Partner.	PERMITTED – Subject to advance written approval by the Trading Compliance Officer and a Managing Partner.

*Limited Offerings include:

•	The Canyon Private Funds;
•	Transactions in securities, options, commodities or futures contracts that are not publicly offered or traded;
•	Participation in hedge funds, leveraged buy-out transactions, real estate offerings, private placements, and oil and gas partnerships or working interests;

4        IPO (i.e., initial public offering) means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before registration, was not subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

5       A limited offering means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2), Section 4(6) or Rules 504, 505 or 506 of Regulation D (e.g., private placements).

•	Acceptance of offers of options or shares by personnel who serve on boards of directors;
•	Transactions involving real estate or agricultural land held for investment purposes, jointly in partnership with another person (other than family members);
•	Investing in any other business, whether or not related to securities (e.g., fast-food franchises, restaurants, sports teams, etc.); and
•	Owning stock or having, directly or indirectly, any financial interest in any other organization engaged in any advisory, securities, commodities, futures contracts or related business; provided, however, that approval is not required with regard to stock ownership or other financial interest in any such business that is publicly owned, unless a control relationship exists.

2.         Employees who are also registered representatives or associated persons of CP Investments, LLC (“CPI”), Canyon’s affiliated broker-dealer, are generally prohibited from purchasing shares during an initial public offering. Please see CPI’s Written Supervisory Procedures for more information.

G.	Policy against Short-Term Trading; 30-Day Holding Period

Personal Securities Transactions should be undertaken for investment purposes, not for short-term trading or risk arbitrage profits. Accordingly, Employees and Related Persons are generally prohibited from trading in “deal” or “rumor” securities. “Deal” or “rumor” securities include securities of companies that are the subject of reports or rumors of actual or anticipated extraordinary corporate transactions or other corporate events, regardless of whether Canyon is involved. Employees are also generally prohibited from trading options or futures unless for bona fide hedging purposes against an offsetting position on a one-to-one basis (other than with respect to broad-based standard indexes), absent specific approval. Thus naked puts and calls are prohibited.

Unless a security is excepted from the Code or is an ETF, all Employees and Related Persons are required to maintain all securities positions for a minimum of 30 days. Under certain circumstances, generally involving hardships, exceptions to this 30-day holding period may be permitted on a prior approval basis. However, Canyon retains the unconditional right to refuse to grant approval for short-term trading transactions. While Canyon does not prohibit short sales by Employees or Related Persons, short sales are discouraged and subject to the 30-day minimum holding period.

H.	The Unconditional Right of Canyon to Impose Restrictions on Personal Securities Trading

Canyon may in its sole discretion impose restrictions (in addition to those specifically set forth herein) on the execution of transactions by Employees and Related Persons. Employees should be aware and apprise Related Persons that their securities positions may become frozen if Canyon becomes involved in a transaction affecting the issuer of such securities. The imposition of any such restriction is highly confidential and should not be disclosed outside Canyon, or inside Canyon except to the extent necessary to effectuate the restriction. Employees should avoid discussion as to reasons for the imposition of any such restriction.

I.	Monitoring Compliance with Canyon’s Personal Securities Trading Policies

On a periodic basis, a review of all Employee trades, not exempted from this Code, will be conducted to determine whether any securities purchased or sold by Employees for their own accounts or the accounts of any Related Peron are either on the Restricted List or being considered for purchase, purchased, or sold by Clients of Canyon.

Firm personnel should be aware and apprise Related Parties that Canyon will use periodic account statements, transactions confirmations and other information, whether or not received from Canyon, to monitor and review securities trading in Personal Securities Accounts for compliance not only with Canyon’s internal policies but also with respect to legal and regulatory requirements regarding such trading. Canyon personnel are expected to cooperate with such inquires and any monitoring or review procedures employed by Canyon.

2.2        Personal Securities Transactions Reporting Requirements

A.          Initial and Annual Holdings Reports

All Employees are required to report brokerage accounts and securities/holdings by the Employee and Related Persons (subject to Code requirements) on an Initial Holdings Report within 10 days of employment, with information current as of a date no more than 45 days prior to employment, and annually thereafter. Annual reports must be submitted by February 14 of each year and the information contained in an annual report must be current as of December 31 of the prior year, unless some other date is set by the Compliance Department. An Employee’s or Related Person’s brokerage account statement(s) may be submitted in lieu of a separate initial or annual holdings report if all of the Employee’s or Related Person’s reportable holdings appear on the statement(s). In certain circumstances, an Employee’s or Related Person’s brokerage account statements may need to be consolidated. The holdings report must contain the following:

•	title and exchange ticker symbol or CUSIP number;

•	number of shares and principal amount of the security involved;

•	type of security;

•	name of the broker-dealer or bank that maintained the account; and

•	the date the report is submitted by the Employee.

B.           Monthly Transactions Reports

All Employees must arrange for the Compliance Department to receive monthly (or as generated, e.g., quarterly) duplicate statements for all investment accounts that contain securities of the Employee and Related Persons directly from the broker-dealer or other financial institution approved to handle the Employees investment account. These duplicate statements must report any transaction in a security over which the Employee had, or as a result of the transaction acquired, any direct or indirect beneficial ownership. A record of every transaction in a security is required with the following information to be maintained:

•	title and exchange ticker symbol or CUSIP number;

•	number of shares or principal amount of the security involved;

•	interest rate and maturity date (if applicable);

•	date of the transaction;

•	nature of the transaction (purchase or sale);

•	price at which the trade was effected;

•	name of the broker-dealer or bank that executed the transaction; and

•	the date the report is submitted by the Employee.

**Special Note Regarding 401(k) Plans: You are not required to report exchanges and transfers within your 401(k) plan if you are only able to invest in open-end mutual funds as long as such plan does not invest in any Reportable Funds. If your 401(k) plan offers investments in other types of securities or invests in Reportable Funds, you are required to report exchanges and transfers, but not automatic investment plans.6

C.	Quarterly Certification

Employees will certify that the information contained in the duplicate statement(s) or downloaded into to the DataWare system is correct and complete and to record quarterly transaction information that did not appear in duplicate statement(s) or DataWare, if necessary. It is required by federal law to be submitted not later than 30 days after the calendar quarter in which the transaction was effected. If the thirtieth day falls on a weekend or a holiday, the report is due the business day immediately preceding this deadline. Please forward the report to the Compliance Department.

In addition, if during the quarter an Employee or Related Person establishes a new account in which any securities are held for his or her beneficial interest, the Employee must file an initial holdings report, described above, and must provide the following information as part of his or her quarterly report:

•	name of the broker-dealer or bank with whom the Employee established the account

•	the date the account was established; and

•	the date the report is submitted by the Employee.

D.	Exceptions to Reporting

Employees need not submit a quarterly transactions report to Canyon if all the information in the report would duplicate information contained in brokerage account statements received by Canyon not later than 30 days after the calendar quarter. The quarterly certification is, however, required.

You are not required to detail or list the following items on your initial and annual holdings reports and quarterly transactions reports:

6           Automatic investment plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

1.	Purchases or sales effected for any account over which you have no direct or indirect influence or control. However, the Employee is required to report the existence of all accounts, even if managed on a discretionary basis by an outside money manager (however, the outside money manager may be asked to confirm this);

2.	Transactions effected pursuant to an automatic investment plan; and

3.	Purchases or sales of any of the following securities:
•	Direct obligations of the U.S. government;

•	Banker’s acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments (previously defined in footnote 3);

•	shares issued by money market funds, whether affiliated or non-affiliated; and

•	shares issued by open-end investment companies, other than shares of an Reportable Fund, if any.

E.	Acknowledgement and Certification

All Employees must acknowledge receipt of this Code no less frequently than annually to comply with Canyon’s policies and procedures. New Employees must also acknowledge receipt on their date of hire.

2.3       Summary of Reporting Requirements

The following table summarizes some of the reporting requirements. If you have any questions regarding the reporting requirements for transactions in other types of securities you should contact the Compliance Department.

Security Type	Quarterly Reporting
IPOs	Yes
Limited Offerings	Yes
Corporate Debt Transactions	Yes
Equity Transactions	Yes
Government Bond	Yes
Municipal Bond	Yes
Whole Mortgage Loans or Other Real Estate Related Investments**	Yes
Private Funds Managed by Canyon	Yes
Closed-end Mutual Funds	Yes
Exchange Traded Funds	Yes
Open-end Mutual Funds Advised or Subadvised by Canyon	Yes
US Treasury / Agencies	No
Money Market Funds (affiliated and non-affiliated)	No
Open-end Mutual Funds Not Advised or Subadvised by Canyon	No
Short Term / Cash Equivalents	No
Variable Annuities	No
SPP / DRIPS* — automatic purchases	No

* Sales of stocks from SPP or DRIPs: Pre-clearance is required for the sale of stocks from SSP or DRIPs. Please notify the Trading Compliance Officer in writing of the sale and include these transactions in any reports.

** Reporting of investments in whole mortgage loans or other real estate related investments is required only for Employees of CPRE and does not include primary residences and vacation homes.

2.4       Confidentiality of Personal Securities Transaction Information

Canyon will endeavor to keep all reports of personal securities transactions, holdings and any other information filed pursuant to this Code confidential. Employees’ reports and information submitted in connection with this Code will be kept in a locked filed cabinet, and access will be limited to appropriate Canyon personnel including the Compliance Department, Trading Compliance Officer, and Senior Management (Senior Management includes the Managing Partners, the Chief Operating Officer, Chief Financial Officer, General Counsel, and the Chief Compliance Officer. These individuals are identified in Appendix A) as well as Canyon’s compliance consultants and outside counsel; provided, however, that such information also may be subject to review by legal counsel, government authorities, Clients or others if required by law or court order. The personal securities trading records of certain Employees may also be subject to review by the Reportable Fund’s Board of Directors, CCO, or its agent.

2.5       Communication with the Boards of Directors of Reportable Funds

Canyon’s Code of Ethics must be approved by the Board of Directors of any Reportable Fund. Additionally, Canyon is required to provide notification of any material changes to the Company’s Code of Ethics to the Board of Directors of any Reportable Fund no later than six months after the adoption of such a change.

Violations of Canyon’s Code of Ethics may be reportable to the Board of Directors of any Reportable Fund. At a minimum, Rule 17j-1 under the IC Act requires Canyon to provide an annual written report to the Board of Directors of any Reportable Fund which describes any issues arising under the Code since the last such report was made, including but not limited to material violations of the Code and any sanctions imposed by Canyon, and certifies that Canyon has adopted procedures reasonably necessary to prevent Employees from violating the Code. Additional reporting may be required for each Reportable Fund.

Appendix A

Chief Compliance Officer	Douglas Anderson

Compliance Representatives	Lena Najarian
Sonya Nelson
David Young
Jane Kim
Shelly Skaug

Trading Compliance Officer (CCA)	Desmond Lynch

Chief Financial Officer	John Plaga

General Counsel (CCA and River Canyon)	Jonathan M. Kaplan

Managing Partners (CCA, CPRE and River Canyon)	Joshua S. Friedman Mitchell R. Julis

Managing Partners (ICE Canyon)	Joshua S. Friedman
Mitchell R. Julis
Nathan B. Sandler